
August 31, 2023

Brian Miller
Chief Financial Officer
Tyler Technologies, Inc.
5101 Tennyson Parkway
Plano, TX 75024

      Re: Tyler Technologies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 22, 2023
          File No. 001-10485

Dear Brian Miller:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
2022 Compared to 2021, page 32

1.   We note your presentation of several non-GAAP measures including revenue and gross margin excluding acquisitions, gross margin excluding the impact of amortization of acquired software and income tax provisions and effective tax rate excluding various items; however, you have not provided the disclosures required disclosures by Item 10(e)(1)(i) of Regulation S-K nor have you labelled these items as non-GAAP. Please revise to provide the required disclosures or alternatively incorporate the quantitative impact of these items in your discussion of the changes in the respective line items.

Revenues, page 33

2.   We note your presentation of several revenue line items excluding acquisitions. We also note the footnotes indicate that the amounts exclude the "incremental impact as a result of

not having the recent acquisition for a full fiscal year." Please explain to us how the 2022 adjustments were calculated and explain why the 2021 revenue amounts are not adjusted considering that there was a significant acquisition in 2021. In this regard, the total subscription revenue excluding acquisitions for 2021 is presented as $784,435; however, based on the preceding table that amount includes $368,917 in revenue from acquisitions in that year.

Annualized Recurring Revenues, page 34

3.   We note this measure is calculated based on quarter-end total recurring revenue multiplied by four and that recurring revenue includes transaction-based revenue. However, it is not clear how you consider transaction-based revenue to be recurring as it would appear amounts could change period to period as a result of volume fluctuations and seasonality. In this regard, you indicated in your earnings call for the six months ended June 30, 2023 that transaction revenues are typically the highest in the second quarter coinciding with peak outdoor seasons and tax deadlines and at a seasonal low in the fourth quarter with fewer business days and less activity around the holidays. Please revise to disclose how you account for transaction-based revenue in the measure, noting estimates and assumptions used and the limitations that result, as well as how volatile amounts may be period to period and the impact of seasonality. Further, revise to disclose whether ARR is indicative of future revenue and if not, how it may differ. Also, revise to disclose why ARR is useful to investors and indicate how management uses ARR in managing or monitoring company performance. Refer to Release No. 33-10751.

Consolidated Financial Statements
Note (1) Summary of Significant Accounting Policies
Goodwill, page F-16

4.   You disclose here and on page 30 that you "performed qualitative assessments for the remaining reporting units in which we determined that it [was] not more likely than not that the fair value exceeded the carrying value...". This appears to suggest that the carrying value of these reporting units could exceed the fair value, and does not appear to be consistent with the rest of the sentence, which indicates you did not perform a Step 1 quantitative impairment test. We also note that you disclose that you performed qualitive assessments for certain recently acquired reporting units; however the audit report indicates that quantitative assessments were performed. Please revise to address these inconsistencies.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology